Prospectus Supplement No. 3	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated October 7, 2021)	Registration No. 333-259915

Up to 19,816,610 Shares of Common Stock

Up to 9,195,000 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 3,445,000 Warrants

This prospectus supplement updates and supplements the prospectus dated October 7, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-259915). This prospectus supplement is being filed to update and supplement the information in the Prospectus with (i) the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2021 (the “Current Report on Form 8-K”) and (ii) discussion of our results of operations and cash flows for the periods ended December 31, 2020 and 2019. Accordingly, we have attached the Current Report on Form 8-K to this prospectus supplement followed by the discussion.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 9,195,000 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 3,445,000 shares of Common Stock that are issuable upon the exercise of 3,445,000 warrants (the “Placement Warrants”) originally issued in a private placement in connection with the initial public offering of Blue Water Acquisition Corp. (“Blue Water”) by the holders thereof and (ii) up to 5,750,000 shares of Common Stock that are issuable upon the exercise of 5,750,000 warrants (the “Public Warrants” and, together with the Placement Warrants, the “Warrants”) originally issued in the initial public offering of Blue Water by the holders thereof.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus of (i) up to 19,816,610 shares of Common Stock (including up to 3,445,000 shares of Common Stock that may be issued upon exercise of the Placement Warrants) and (ii) up to 3,445,000 Placement Warrants.

This prospectus supplement should be read in conjunction with the Prospectus as amended and supplemented to date. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The Common Stock and Public Warrants are listed on The Nasdaq Global Market (“Nasdaq”) under the symbols “CRXT” and “CRXTW,” respectively. On December 20, 2021, the closing price of the Common Stock was $3.14 and the closing price for the Public Warrants was $0.3061.

See the section entitled “Risk Factors” beginning on page 5 of the Prospectus and under similar headings in any further amendments or supplements to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 21, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 17, 2021

CLARUS THERAPEUTICS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39802	85-1231852
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

555 Skokie Boulevard, Suite 340

Northbrook, Illinois 60062

(Address of Principal Executive Offices) (Zip Code)

(847) 562-4300

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	CRXT	The Nasdaq Global Market
Warrants to purchase one share of common stock at an exercise price of $11.50	CRXTW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On December 17, 2021, Clarus Therapeutics Holdings, Inc.’s wholly-owned subsidiary, Clarus Therapeutics, Inc. (“CTI”) entered into the Ninth Amendment (the “Amendment”) to the Office Lease dated August 18, 2011, by and between CTI and MJH Northbrook LLC, as amended (the “Lease”) for the property located at 555 Skokie Boulevard, Northbrook, Illinois 60062. The Amendment extends the term of the Lease from December 31, 2021 to December 31, 2022.

Beginning on January 1, 2022, the CTI will pay rent at a rate of $6,149.33 per month. Except as amended by the Amendment, the Lease remains in full force and effect.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the complete text of the Amendment filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated by reference herein.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure set forth in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

10.1	Ninth Amendment to Office Lease dated as of December 17, 2021, by and between Clarus Therapeutics, Inc. and MJH Northbrook LLC. (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-1 (333-261743) filed with the Securities and Exchange Commission on December 17, 2021).

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 21, 2021	CLARUS THERAPEUTICS HOLDINGS, INC.

	By:	/s/ Robert E. Dudley
	Name:	Robert E. Dudley
	Title:	Chief Executive Officer

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Explanatory Note: The following discussion of our results of operations for the years ended December 31, 2020 and 2019 should be inserted into and immediately preceding the “Liquidity and Capital Resources” section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the prospectus, as supplemented by Prospectus Supplement No. 1.

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Comparison of the Years Ended December 31, 2020 and 2019

The following table summarizes Clarus’s results of operations for the years ended December 31, 2020 and 2019 (in thousands):

	Year Ended December 31,
	2020	2019	Change
Net product revenue	$6,369	$—	$6,369
Cost of product sales	8,687	—	8,687

Gross loss	(2,318)	—	(2,318)
Operating expenses:
Sales and marketing	29,515	7,374	22,141
General and administrative	11,937	7,414	4,523
Research and development	3,407	3,088	319

Loss from operations	(47,177)	(17,876)	(29,301)
Other income (expense), net:
Change in fair value of warrant liability and derivative, net	66,891	13	66,878
Interest income	25	79	(54)
Interest expense	(15,394)	(23,866)	8,472

Total other income (expense), net	51,522	(23,774)	75,296

Net income (loss)	$4,345	$(41,650)	$45,995

Net Product Revenue

Clarus began commercially selling JATENZO within the United States in February 2020, following FDA approval in March 2019. For the year ended December 31, 2020, Clarus recorded $6.4 million of net product revenue. For further discussion regarding Clarus’s revenue recognition policy, see Note 2 to Clarus’s audited financial statements appearing elsewhere in this prospectus.

Cost of Product Sales

Cost of sales was $8.7 million for the year ended December 31, 2020. Cost of sales consisted of $0.9 million related to the actual cost of units sold and a reserve for inventory obsolescence of $7.8 million. Based on Clarus’s policy to expense costs associated with the manufacture of its products prior to regulatory approval, raw material costs of $0.6 million used to manufacture JATENZO that were recognized as revenue during the year ended December 31, 2020 were expensed prior to the March 2019 FDA approval and, therefore, are not included in cost of sales during the period.

Sales and Marketing Expenses

Sales and marketing expenses were $29.5 million for the year ended December 31, 2020, which increased by $22.1 million, from $7.4 million for the year ended December 31, 2019. The increase in sales and marketing expenses was primarily attributable to the following:

•

A $21.8 million increase in commercialization costs, primarily due to an increase in outsourced commercial costs of $21.1 million and an increase of patient assistance program costs of $0.5 million; and

•	a $0.3 million increase in 3PL distribution fees.

General and Administrative Expenses

General and administrative expenses were $11.9 million for the year ended December 31, 2020, which increased by $4.5 million, from $7.4 million for the year ended December 31, 2019. The increase in general and administrative expenses was primarily attributable to the following:

•	A $2.2 million increase in personnel costs, including stock-based compensation expense, primarily due to an increase headcount and external consultants; and

•	a $2.2 million increase in consulting and professional fees, including legal, business development, accounting and audit fees.

Research and Development Expenses

Research and development expenses were $3.4 million for the year ended December 31, 2020, which increased by $0.3 million from $3.1 million for the year ended December 31, 2019. The increase in research and development expenses was primarily attributable to the following:

•	A $0.6 million increase in outside consulting costs; and

•

a $0.3 million decrease in costs related to the development of JATENZO, Clarus’s lead commercial product, specifically due to the decreased clinical and manufacturing expenses after JATENZO was commercially available in February 2020.

Other Income (Expense), Net

Total other income, net was $51.5 million for the year ended December 31, 2020, compared to an expense of $23.8 million for the year ended December 31, 2019. The increase of $75.3 million was primarily related to a $66.9 decrease in the change in fair value of the warrant liability and derivative and a decrease in interest expense of $8.4 million, related to a decrease of $17.1 million in interest incurred with related parties and an increase of $8.7 in interest incurred with third parties.

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Explanatory Note: The following discussion of our cash flows for the years ended December 31, 2020 and 2019 should be inserted into and immediately following the discussion of our cash flows for the nine months ended September 30, 2021 and 2020 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the prospectus, as supplemented by Prospectus Supplement No. 1.

***

The following table summarizes our cash flows for the years ended December 31, 2020 and 2019 (in thousands):

	Years Ended December 31,
	2020	2019
Net cash used in operating activities	$(41,580)	$(19,715)
Net cash used in investing activities	(63)	(21)
Net cash provided by financing activities	47,220	18,360

Net increase in cash and cash equivalents	$5,577	$(1,376)

Operating Activities

Net cash used in operating activities was $41.6 million for the year ended December 31, 2020, reflecting net income of $4.3 million, offset by a net change of $17.2 million in net operating assets and non-cash charges of $63.1 million. The non-cash charges primarily consist of the change in fair value of the warrant and derivative liabilities, non-cash interest expense on debt financings and the royalty obligation, stock-based compensation expense and depreciation. The change in net operating assets and liabilities was primarily due to a decrease in inventory of $1.1 million, an increase in accounts payable of $7.7 million, an increase in accrued expenses of $2.9 million, an increase in deferred revenue of $1.2 million and an increase in accrued interest included in debt and royalty obligation of $9.5 million, partially offset by an increase in accounts receivable of $4.4 million and a decrease in prepaid expenses and other current assets of $0.6 million.

Net cash used in operating activities was $19.7 million for the year ended December 31, 2019, reflecting a net loss of $41.7 million, offset by a net change of $2.3 million in net operating assets and non-cash charges of $24.2 million. The non-cash charges primarily consist of interest expense on convertible notes, beneficial conversion feature and derivatives stock compensation expense. The change in net operating assets and liabilities was primarily due to an increase in inventory of $7.0 million and an increase in prepaid expenses and other current assets of $0.9 million, partially offset by an increase in accounts payable and accrued expenses of $5.6 million.

Investing Activities

During the years ended December 31, 2020 and 2019, Clarus used approximately $62,000 and $21,000, respectively, of cash in investing activities for purchases of property and equipment.

Financing Activities

During the year ended December 31, 2020, net cash provided by financing activities was $47.2 million, primarily related to $49.1 million of gross proceeds received from the issuance of senior notes and related royalty obligation, and $1.6 million of gross proceeds received from the issuance of convertible note, partially offset by debt issuance costs paid of $3.5 million.

During the year ended December 31, 2019, net cash provided by financing activities was $18.4 million, primarily related to gross proceeds received from the issuance of convertible notes.